UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 24R-00035

Jurisdiction of Organization: Delaware

IRS EIN: 38-3989694

440 S. LaSalle Street, Suite 1110

Chicago, IL 60605

(866) 247-8326

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

For the 6 months beginning January 1, 2021 and ending June 30, 2021 (the “Operating Period”), our focus was to work with debtors to restructure previously purchased mortgages and to continue to improve the quality of our portfolio of non-performing mortgages. We did not acquire any new mortgages and we sold 130 assets during the Operating Period with proceeds totaling $3,903,429 for a net gain of $930,620. We will continue to use the remaining proceeds from our Regulation A offering to support our current operations and fulfill our obligations to our existing debtors. As of June 30, 2021, the Company had assets totaling $20,857,362, including mortgage loans held for sale of $20,094,550 and cash of $213,800 with total liabilities of $2,998,747.

Liquidity and Capital Resources

Our registration statement on Form 1-A, pursuant to which we offered to sell up to $50,000,000 of Class A interests, was declared effective by the Securities and Exchange Commission on May 25, 2016 and the offering closed on May 24, 2018. At the conclusion of the Offering, the Company had sold $35,579,904 of Class A Interests.

As of June 30, 2021, cash balances totaled $213,800 and the book value of purchased assets sale totaled $20,094,550.

To buy loans, we used the proceeds from the Offering, advances from affiliates, and loans from third parties. Third party loans have been repaid and details on advances from affiliates can be found in the financial statements included below.

Trend Information

After closing the offering, the Company dedicated significant resources to ensure that the influx of capital was deployed effectively into investments with attractive potential returns. This affected the timing of our earnings, but positioned the Company well to generate strong future returns. As discussed in our 2017 annual report Form 1-K, our purchase of two hyper-distressed loan pools also affected the timing of our earnings.

Additionally, during the Operating Period the Company continued to be impacted as a result of the COVID-19 pandemic. While this had a negative impact on some aspects of our business (e.g. it was difficult to foreclose on residential mortgages while various federal, state and local moratoriums were in place), the federal government’s response to the pandemic had many positive impacts as well. Among them:

•	According to the U.S. Bureau of Economic Analysis, real gross domestic product in the United States grew by a strong 6.3%, with many economic forecasters projecting continued strong growth through the rest of the year. Higher levels of economic growth mean more money flowing through the economy and more opportunities for our borrowers to find gainful employment. This in turn provides our borrowers with a meaningful chance to rework and/or pay off their defaulted loans, allowing us more opportunities to resell refinanced/restructured loans as performing loans on the secondary market.

•	According to Pew Research, between the second quarter of 2019 through the second quarter of 2021, the median hourly wages of high-wage workers increased from $50.59 to $52.68 and the median for low-wage workers increased from $10.79 to $11.70. Taken together, these trends indicate that more workers have more money to spend on life essentials, including paying off or paying down their mortgages.

•	According to the U.S. Bureau of Labor Statistics, the United States seasonally-adjusted unemployment rate has dropped significantly to 5.2% as of August 2021, down from roughly 15% during the height of the pandemic. This drop in unemployment has been felt across all demographic and socioeconomic indicators, meaning that the dark days of the pandemic-induced recession appear to be behind us, although there is still much work to be done in order to backfill all of the losses from the pre-pandemic levels.

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At the same time, not all social or economic indicators are as rosy as they may otherwise appear. In addition to the foreclosure and eviction moratoriums that prevented us from taking action to resolve our most troublesome loans:

•	The United States is still experiencing high levels of new coronavirus cases and deaths which will likely continue to impact both our borrowers and our core business operations. Greater viral spread means more opportunities for the pandemic to impact our borrowers directly (or indirectly through a friend or family member) which would impact our ability to work with the borrower to improve their situation. In the worst cases, some of our borrowers may die or become hospitalized for a significant amount of time or someone they are close with may do the same. Even in the best case scenario, many persons who are infected with COVID-19 recover but still have long-lasting effects commonly referred to as “long COVID.” In either situation, this can make it difficult for us to work out a workable solution with our borrowers which will also impact our return to our Investors.

•	The substantial influx of government aid to fight the pandemic and the resulting economic growth have led to an increase in inflation not seen in more than a decade. While many experts believe this inflation is only temporary and will only affect a few industries long-term, it is possible these experts are wrong and that the current levels of inflation will continue to rise in the future. In addition, Congress is still discussing several large infrastructure plans that will inject trillions of more dollars into the economy which could contribute to an additional rise in inflation. Should inflation continue at current levels or continue to rise, this could have a negative impact on the value of our returns to investors.

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward. At the very least, it is clear that both the Company and our borrowers will continue to face challenges imposed by the pandemic moving forward. How we and they navigate these challenges will greatly influence our returns to Investors.

Item 2: Other Information

In June 2020, a wholly-owned subsidiary of the Company, preREO LLC, a Delaware limited liability company (“preREO”), launched its online marketplace to negotiate the sale of delinquent first mortgage loans secured by vacant and tenant-occupied properties. Originally designed to market some of the Company’s assets, preREO’s platform has attracted significant interest from third-party funds and other institutional mortgage holders who use the platform to market and sell their own similarly-situated assets to local real estate investors and other interested buyers. On June 17, 2021, preREO filed its initial Offering Statement for its Tier 2 Regulation A offering with the Securities and Exchange Commission (the “SEC”), which we anticipate will be qualified by the SEC in September 2021.

In addition, the Company and several of its affiliates have recently experienced significant turnover with some of its senior staff. Some of these changes occurred during the Operating Period and some occurred shortly thereafter. Among them:

•	Eric Seabrook was hired as President of AHP Servicing on April 19, 2021
•	Timothy Gillis was promoted from President to Chief Revenue Officer of AHP Servicing on April 19 2021
•	Erick Bryant was hired as Chief Information Officer of AHP Servicing on May 24, 2021
•	Helen Turner was hired as Director, Business Solutions & Training of AHP Servicing on April 5, 2021
•	Rebekah Flig as hired as Director, Enterprise Business Development of AHP Servicing on January 19, 2021
•	Shlomo Sahadeao was hired as Vice President of Loss Mitigation of AHP Servicing on January 19, 2021

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Item 3: Financial Statements

American Homeowner Preservation 2015A+, LLC

BALANCE SHEETS

June 30, 2021 and December 31, 2020 (unaudited)

	2021	2020
ASSETS
Cash and cash equivalents	$213,800	$221,582
Investments at fair value	20,094,550	22,300,310
Real estate owned	107,849	131,384
Due from related parties	421,066	304,268
Other assets	20,097	102,918
TOTAL ASSETS	$20,857,362	$23,060,462

LIABILITIES AND MEMBER’S EQUITY
Liabilities:
Accounts payable and accrued expenses	$99,130	$238,172
Due to related parties	2,899,617	2,815,393
Total Liabilities	2,998,747	3,053,565

Member’s Equity	17,858,615	20,006,897
TOTAL LIABILITIES AND MEMBER’S EQUITY	$20,857,362	$23,060,462

See accompanying notes, which are an integral part of these financial statements.

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American Homeowner Preservation 2015A+, LLC

STATEMENT OF OPERATIONS

For the six months ending June 30 (unaudited)

	2021	2020
Investment Income:
Lease and rental income	$18,048	$55,787
Interest income	355,132	403,023
Other income	271,501	9,181
Total Investment Income	644,681	467,991

Expenses:
Professional fees	182,069	288,545
Interest expense	180,665	300,756
Marketing	4,648	4,925
Management fees	302,728	304,541
Bank fees	42	1,423
Legal expenses / (refund)	18,500	(12,633)
Loan servicing fees	320	11,860
Other expenses	29,092	32,516
Total operating expenses	718,064	931,933

Net investment gain/(loss)	(73,383)	(463,942)

Realized Gain on Investments:
Net realized gain on investments	406,680	90,975
Net gain on investments	406,680	90,975

Net income/(loss)	$333,297	$(372,967)

See accompanying notes, which are an integral part of these financial statements

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American Homeowner Preservation 2015A+, LLC

STATEMENT OF CHANGES IN MEMBER’S EQUITY

For the 6 months ending June 30, 2021 (unaudited)

	Class A Units	Class M Units	Total

Balance, December 31, 2020	$19,996,897	$10,000	$20,006,897

Issuance of Units	–	–	–

Distribution of Units	(2,481,579)	–	(2,481,579)

Pro-rata allocation of net income	333,297	–	333,297

Balance, June 30, 2021	$17,848,615	$10,000	$17,858,615

See accompanying notes, which are an integral part of these financial statements

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American Homeowner Preservation 2015A+, LLC

STATEMENT OF CASH FLOWS

For the 6 months ending June 30, 2021 and 2020 (unaudited)

	2021	2020
Cash Flows from operating activities
Net income	$333,297	$(372,967)
Adjustments to reconcile net loss to net cash used in operating activities:
Net realized gain on investments	(406,680)	(27,634)
Purchases of investments	(962,373)	(1,124,938)
Proceeds from sales of investments	3,581,983	7,772,879
Changes in operating assets and liabilities:
Real estate owned	23,535	(153,388)
Due from related parties	35,498	241,274
Accounts receivable	74,142
Other assets	1,510	(291,535)
Accounts payable	(168,099)	250,235
Other current liabilities	29,057
Due to related parties	(68,072)	(4,961)
Net cash used in operating activities	2,473,798	6,288,965

Cash flow from financing activities
Issuance of units		–
Distribution of units	(2,481,580)	(1,975,754)
Payments for notes payable	–	(4,254,343)
Net cash provided by financing activities	(2,481,580)	(6,230,097)

Net change in cash	(7,782)	58,868

Cash at beginning of period	221,582	(8,917)
Cash at end of the period	$213,800	$49,951

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AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

A.	ORGANIZATION AND NATURE OF OPERATIONS

American Homeowner Preservation 2015A+, LLC (the "Company"), is a limited liability company organized on January 21, 2016 under the laws of state of Delaware. The Company is wholly owned by its parent company, Neighborhoods United, LLC, a limited liability company organized under the laws of Delaware. AHP Capital Management LLC (the "Investment Adviser"), also a subsidiary of Neighborhoods United, LLC, shall provide investment advisory services to the Company. AHP Servicing, LLC ("AHPS"), also a subsidiary of Neighborhoods United, LLC, shall provide asset management services to the Company as well as subservicing for a portion of the Company's mortgage loans.

The Company was formed to purchase non-performing mortgage loans (loans that are secured by a mortgage on real estate and delinquent on payments).

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in United States of America ("GAAP") and are stated in U.S. dollars.

In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 946, Financial Services -Investment Companies ("ASC 946"), the Company has determined that it is an investment company and has applied the guidance in accordance with ASC 946.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company is subject to credit risk to the extent that the banks the Company conducts business with are unable to fulfill their contractual obligations and the amounts exceed those insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Management of the Company monitors these counterparties and does not expect any losses.

Revenue and Cost Recognition

The Company earns revenues by selling purchased mortgage loans and through interest earned from obligors on purchased mortgage loans held by the Company. The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. Expenses are recognized as incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

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AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic5A - "Expenses of Offering". Deferred Offering Costs consist principally of legal fees incurred in connection with the Proposed Offering. Prior to the completion of the Proposed Offering, these costs are capitalized as deferred offering costs on the statement of financial condition. The deferred offering costs have been charged to members' equity upon the completion of the Proposed Offering.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company accounts for income taxes under FASB ASC 740, Income Taxes. FASB ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. FASB ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. FASB ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Real Estate Owned

Real estate owned includes real estate acquired in full or partial settlement of loan obligations plus capitalized construction and other development costs incurred while preparing the real estate for sale. At the time of foreclosure, the property is recorded at the acquisition price. Improvements made to real estate owned property are capitalized which the Company considers to be level 2 assets in the fair value hierarchy. The maintenance of the real estate owned, including expenses associated with the property's disposition, is expensed as incurred. The Company actively works to sell the acquired real estate and gains or losses on these dispositions are recorded as realized gains or losses.

C.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not assumptions specific to the entity.

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AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

C.	FAIR VALUE MEASUREMENTS - CONTINUED

ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon the market data obtained from independent sources (observable inputs). In accordance with ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs other than the quoted market prices in active markets that are observable either directly or indirectly.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumptions to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or had such items been liquidated, and those differences could be material to the financial statements.

The following is a description of the valuation methodologies used by the Company for assets measured at fair value.

Valuation of Non-Performing Mortgage Loans

After purchasing a loan, the Company intends to reach out to the obligor on the mortgage loan to achieve a speedy resolution that is acceptable to both the obligor and the Company through one or more of the following resolutions: A) The obligor is able to refinance the mortgage loan and continue to reside in the underlying real estate; B) Without refinancing, the Company accepts a discounted lump sum to sell the mortgage loan and the obligor continues to reside in the underlying real estate; C) The Company will modify the terms of the mortgage loan and the obligor continues to reside in the underlying real estate; D) Where the obligor cannot afford to stay in the real estate, the Company will take ownership of the underlying real estate, either on a consensual basis or through repossession by foreclosure, and sell it to another party. The Company's management has broad discretion with respect to the specific application of the net proceeds of its proposed offering (as described in Note J), although substantially all of the net proceeds of the proposed offering are intended to be generally applied toward these business purposes. There is no assurance that the company will be able to successfully affect the proposed offering.

At June 30, 2021, the Company had investments in non-performing mortgage loans totaling $20,202,399, which includes $831,787 of principal payments collected and $12,574,953 of acquisition costs, measured using net asset value as a practical expedient, which are not categorized in the fair value hierarchy.

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AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

C.	FAIR VALUE MEASUREMENTS - CONTINUED

The Company has established valuation processes and policies for its investments to ensure that the methods used are fair and consistent in accordance with ASC 820. The Value of Assets Remaining is primarily the value assigned to the remaining assets as of the time they were purchased, in some cases written down (but not up). The Investment Adviser uses a proprietary pricing tool to evaluate loan purchases. The proprietary pricing tool takes into account factors that include, but are not limited to, the estimated value of the real estate securing each loan and the history of loan payments. The Company re-evaluates the value of its assets periodically.

D.	CREDIT RISK

The Company is subject to credit risk to the extent that the banks and brokers the Company conducts business with are unable to fulfill their contractual obligations and the amounts exceed those insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Management of the Company monitors these counterparties and does not expect any losses.

Management continues to evaluate the COVID-19 virus and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the fair value of the Company's investment and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

E.	RELATED PARTY TRANSACTIONS

The Company will bear a monthly management fee to the Investment Adviser equal to 0.1667% (2% annually) of the aggregate capital accounts of the members as of the last day of each calendar month. The Company will bear a monthly fee of $60 to AHPS for each active asset of the Company. Such management fee shall be paid to the managing member no later than the fifteenth (15th) day of the following month. The Company will also bear fees, costs, and expenses as reasonably determined by the Managing Member. In 2020, the Company executed and amended a promissory note receivable with AHPS, a related party with common ownership in the amount of $4,200,000. The note bears interest at a rate of 12% per annum, and matures on July 23, 2021. The outstanding balance of the promissory note payable is $2,899,617 including accrued interest of $257,409 at June 30, 2021 which is included in Due to related parties on the Statement of Financial Condition.

There is $87,113 due from the Investment Adviser related to advances on investment advisory services at June 30, 2021 which is included in Due from related parties on the Statement of Financial Condition.

In the event related companies are unable to fulfill their obligations with the counterparty, the Company may be required to perform to the extent the related companies have outstanding obligations.

The Managing Member made a capital contribution of $10,000 to the Company in exchange for its Class M Interest, consisting of 10,000 Class M Units.

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AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

E.	RELATED PARTY TRANSACTIONS - CONTINUED

Certain members are affiliated with the Managing Member. The aggregate value of the affiliated members' share of members' equity at June 30, 2021 is $38,733, consisting of 38,733 Class A Units.

A new initiative which was launched in late 2019 is preREO LLC. PreREO LLC delivers a new revenue flow to the company for the management and sale of non-performing assets with vacant and abandoned property during the foreclosure process. PreREO LLC is also a subsidiary of Neighborhoods United, LLC. As of June 30, 2021, due to related parties includes $333,953 of cost recovery charges from preREO LLC, which is included in Due from related parties on the Statement of Financial Condition.

F.	MEMBERS' EQUITY

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

The Company allows for accredited and non-accredited investors. The Securities and Exchange Commission (SEC) has specific requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering. The Interests in the Company are divided into two classes of interest: "Class A Interests" (or "Class A Units") and "Class M Interests" (or "Class M Units"). All of the Class M Interests shall be owned by the Managing Member, as defined in Note E. The Class A Interests shall be owned by members whose subscriptions are accepted by the Managing Member to own Class A Interests, which may include the Managing Member and/or its affiliates.

Members owning a Class A Interest are referred to as "Class A Members" and members owning a Class M Interest are referred to as "Class M Members." The Class A Interest of a Class A Member shall be equal to a fraction, the numerator of which is such Class A Member's Capital Contribution to the Company and the denominator of which is the aggregate of all Capital Contributions made to the Company. The Managing Member shall manage and conduct the business and affairs of the Company, in accordance with the operating agreement. No other member shall participate in the management of the Company. Therefore, Class A Members have no voting rights. The Managing Member is under no obligation to fund Company cash flow deficits, incur the obligations, debts, or liabilities of the Company, or otherwise provide direct or indirect financial assistance to the Company.

Each Class A Member shall make a Capital Contribution to the Company in an amount determined by the Managing Member. The Managing Member has made a Capital Contribution of $10,000 to the Company in exchange for its Class M Interest, as described in Note H. The number of interests and capital accounts in the Company are unlimited; however, the Company is limited to no more than $50,000,000 in capital contributions during any period of twelve-month period.

All distributions made by the Company, including but not limited to distributions in liquidation, are to be made in the following order of priority: A) First, the Company is to distribute to each Class A Member an amount equal to the Class A Preferred Return as defined below; B) Second, the Company is to distribute to each Class A Member an amount equal to such Class A Member's Unreturned Investment as defined below; and C): Third, the Company is to distribute the balance to the Class M Members.

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AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

F.	MEMBERS' EQUITY - CONTINUED

For the purposes of the foregoing paragraph, the following definitions apply:

Class A Preferred Return: An amount such that, as of the date of any distribution, such Class A Member has received a compounded return of 12% with respect to such Class A Member's Unreturned Investment since the date of such Class A Member's capital contribution.

Unreturned Investment: Class A Member's capital contribution, reduced by previous distributions made to such Class A Member.

The Managing Member must try to return all of the money invested by each Class A Member no later than the fifth (5th) anniversary following the investment. If the Company doesn't have enough money, Class A Members might receive a return of their investment later than five years, or not at all. If the Company is profitable, its intention is that investors will receive a return of their investment sooner than five years.

Likewise, the Company's profits and losses are allocated 100% to Class A Interests outstanding on a pro rata basis until a 12% compounded return on all Class A Interests' Unreturned Investment is achieved. All profits and losses thereafter are allocated to Class M Interests outstanding on a pro rata basis. For the six months ended June 30, 2021, the Company's net loss was allocated 100% to the Class A Interests.

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Exhibits

Exhibit 1A	Operating Agreement of the Company*
Exhibit 1B	Investment Advisory and Management Services Agreement*
Exhibit 1C	Trust Agreement*

*Filed previously

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 28, 2021.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

By: /s/ Jorge Newbery___________________
Jorge Newbery, President & CEO

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Chuck Halko
Chuck Halko, Chief Financial Officer
September 28, 2021

/s/ Jorge Newbery
Jorge Newbery, President and Chief Executive Officer
September 28, 2021

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